UFJ Holdings, Inc.
1-1 Otemachi 1-chome, Chiyoda-ku, Tokyo 100-8114 Japan

August 12, 2005

Office of International Corporate Finance
Division of Corporate Finance
U.S. Securities and Exchange Commission
Mail Stop 3628
100 F Street, NE
Washington, DC 20549
U.S.A.

UFJ Holdings, Inc
File Number 82-5169
Information Furnished Pursuant to
12g-3-2(b) Under the Securities Exchange Act of 1934

Ladies and Gentlemen:

The enclosed document is submitted pursuant to Rule 12g3-2(b) of Securities Exchange Act of 1934, as amended(the "Act").

The document is furnished with the understanding that such document will not be deemed to be "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Act, and that the furnishing of the document shall not constitute an admission for any purpose that the Company is subject to the Act.

If you have any questions or comments regarding the foregoing, please contact me at 81-3-3212-5458.

Sincerely,

Chie Arai
Manager
Group Planning Department
UFJ Holdings, Inc.

Mitsubishi Tokyo Financial Group, Inc.
UFJ Holdings, Inc.
The Bank of Tokyo-Mitsubishi, Ltd.
UFJ Bank Limited

Change of the Scheduled Date of the Planned Merger of The Bank of Tokyo-Mitsubishi, Ltd. and UFJ Bank Limited

Tokyo, August 12, 2005 --- Mitsubishi Tokyo Financial Group, Inc. (MTFG; President and CEO: Nobuo Kuroyanagi) and UFJ Holdings, Inc. (UFJ; President and CEO: Ryosuke Tamakoshi) and their respective subsidiaries have been pursuing preparations for their management integration on October 1, 2005, subject to the approval of relevant authorities. We have decided today, however, to change the scheduled date of the planned merger of our respective bank subsidiaries, The Bank of Tokyo-Mitsubishi, Ltd. (BTM; President: Nobuo Kuroyanagi) and UFJ Bank Limited (UFJ Bank; President: Takamune Okihara) to January 1, 2006.

We sincerely apologize to all concerned for any inconvenience caused by this postponement, and especially to all the customers of BTM and UFJ Bank, who have been making necessary preparations for the planned merger of BTM and UFJ Bank.

To achieve a secure and stable merger, we continue to pursue thorough preparations for the integration, and we would appreciate your understanding and cooperation.

There will be no change in the scheduled date of October 1, 2005 for the respective mergers between MTFG and UFJ, between The Mitsubishi Trust and Banking Corporation (President: Haruya Uehara) and UFJ Trust Bank Limited (President: Shintaro Yasuda) and between Mitsubishi Securities Co., Ltd. (President: Koichi Kane) and UFJ Tsubasa Securities Co., Ltd. (President: Kimisuke Fujimoto).

1. Reason for change of the Scheduled Date of the Planned Merger

BTM and UFJ Bank have been preparing assiduously for the integration of their computer systems and other matters, in order to complete their merger and start business under the name "The Bank of Tokyo-Mitsubishi UFJ, Ltd." on October 1, 2005.

However, due to the tremendous social impact of the planned merger of the two banks, we have been thoroughly examining all possible risk reduction measures from every angle, in order to minimize any risks arising from the integration of the banks and their business systems. As a result of this examination, we have concluded that we should engage in additional tests, rehearsals and training sessions for the integration of the systems of the two banks in order to achieve the highest possible level of safety and stability in the new post-integration systems of the new merged bank.

For example, in addition to the test, rehearsals and training sessions presently scheduled, we will increase the number of rehearsals at all branches under circumstances similar to those of actual operation, expand the number of connection tests with our customers, and increase the number of training sessions for unexpected contingencies. In order to complete these tests, rehearsals and training sessions and secure the highest possible level of safety and stability, we have concluded that it is appropriate to postpone the scheduled date of the planned merger of the subsidiary banks by three months.

2. Further Announcement and Requests to Customers with Respect to the Change of the Scheduled Date

The changes in the names of the banks, names of the branches and various fees scheduled for October 1, 2005 will be postponed until January 1, 2006. However, some previously announced suspensions of ATM services and other online services will take place as scheduled as part of the system tests.

We will further announce to our customers the necessary information due to the postponement of the merger of the two banks through posters at our head offices and branches, advertisements, direct mailings and other appropriate measures.

Because the management integration of the MTFG Group and the UFJ Group are to take place as scheduled, the postponement of the merger of the two bank subsidiaries will not lead to any change in the previously announced consolidated earnings projections for the fiscal year ending March 31, 2006, or the consolidated financial targets for the fiscal year ending March 31, 2009, of the new group.

This press release contains forward-looking statements regarding the current plans and expectations of MTFG and UFJ based on the information presently available to them. These forward-looking statements are subject to risks, uncertainties and changes in circumstances which may cause the parties to change their plans or cause actual results to differ materially from those described herein. In particular, the earnings forecasts and financial targets referred to above reflect assumptions about the successful implementation of the integration plan. MTFG and UFJ are under no obligation, and expressly disclaim any obligation, to update or alter the forward-looking statements, except as may be required by any applicable laws and regulations or stock exchange rules.

* * *

UFJ
Press Release

August 12, 2005
UFJ Holdings, Inc.

Regarding Submission of Progress Report on Plan to Revitalize Management

UFJ Holdings, Inc. submitted the progress report for the fiscal year ended March 2005, regarding the plan to revitalize management formulated according to the Law relating to Emergency Measures for Early Reconstruction of Financial Systems, to the Financial Services Agency.

Progress Report on Plan to Revitalize Management

(Summary)

UFJ Holdings, Inc.
(UFJ Bank Limited)
(UFJ Trust Bank Limited)

August 2005

Contents

Overview of Operations

1. Summary of Financial Results for the Fiscal Year Ended March 31, 2005

Subsidiary banks posted net losses again in the fiscal year ended March 31, 2005 ("FY2004") mainly due to the fundamental actions for revitalizations of large borrowers in order to resolve the problem loan issue. As a result of the net losses posted at subsidiary banks, the fair value of stocks of the subsidiary banks held by UFJ Holdings, Inc. ("UFJ Holdings") was further reduced and UFJ Holdings posted impairment losses on these stocks. Therefore, UFJ Holdings reported net loss even on a non-consolidated basis and was unable to secure surplus available for dividend. As a result, as was announced on the Plan to Revitalize Management (the "Plan") submitted on September 24, 2004, UFJ Holdings was obliged to suspend dividends on common shares, preferred shares and preferred securities. We deeply regret that we were unable to distribute not only dividends on common shares but also on preferred shares. We take such issues very seriously. We also decided to suspend dividends on preferred securities issued by subsidiaries.

- Banking Subsidiaries Combined -

Financial results for FY2004 on a combined basis of UFJ Bank and UFJ Trust are as follows.

(Gross Operating Profit)
Gross operating profit was Yen 1,282.5 billion, a decline of Yen 54.8 billion compared to FY2003 and Yen 0.5 billion below the target announced in the Plan. Gains and losses on bonds decreased by Yen 45.6 billion to Yen 75.7 billion, but earnings of core business lines were steady.
In retail banking, non-interest income increased mainly due to good sales of variable annuities. In addition, steady increase in housing loans contributed to the gross operating profit.
In corporate banking, interest income decreased due to decline in loan balance and stagnant loan spread. However, non-interest income remained at a high level mainly thanks to fee income from derivatives and investment banking businesses.
In global banking & trading, steady income from forex related derivatives and structured finance business was secured even though market related income decreased.

(Expenses)
Total expenses in FY2004 were Yen 528.5 billion, a reduction of Yen 36.3 billion compared to FY2003. Particularly personnel expenses decreased by Yen 44.7 billion due to reduction in workforce and employee bonuses.

(Business Profit)
As a result, business profit before net transfer to general reserve was Yen 767.2 billion, a decline of Yen 27.4 billion compared to FY2003 but Yen 21.8 billion above the target. However, if gains and losses on bonds are excluded, business profit was Yen 691.5 billion (up by Yen 18.2 billion compared to FY2003) as a result of a steady profit from each business line and a reduction of personnel expenses.

(Credit Related Expenses)
Credit related expenses (sum of net transfer to general reserve, credit costs and credit costs to trust accounts) decreased by Yen 329.0 billion to Yen 1,062.2 billion compared to FY2003. Considering extraordinary gains such as reversal from reserve, collection of written-off claims and trust account loss indemnified, credit related expenses were Yen 789.0 billion (down by Yen 522.5 billion compared to FY2003). Credit related expenses decreased because we had already posted enough reserves for large borrowers by the end of previous fiscal year. On the other hand, increase in historical loss ratio caused by downgrading of certain large borrowers in FY2003 and first half of FY2004 resulted in

increase in net transfer to general reserve. As a result, decrease in credit related expenses remained Yen 522.5 billion.

Having taken drastic actions to resolve non-performing loan ("NPL") issue which is one of the most important issues to the management, NPL balance and NPL ratio (under the Financial Reconstruction Law) significantly decreased to Yen 1.72 trillion and 4.12% respectively at the end of March 2005. Those were Yen 2.23 trillion and 4.38 points reduction from the end of March 2004 and Yen 2.44 trillion and 5.3 points reduction from the end of September 2004. Decisive and intensive measures to resolve NPL issue have been already implemented. Although we couldn't achieve the original targets of Yen 1.6 trillion NPL balance and less than 4% NPL ratio at the end of March 2005, we believe we have substantially achieved the targets considering we have completed all necessary measures to ensure a problem loan reduction in the first half of FY2005 with the assistance of the Industrial Revitalization Corporation of Japan.

As mentioned above, we have completed the necessary measures for large troubled borrowers and achieved significant reduction in NPL balance and ratio. Credit related expenses are expected to decrease significantly in the years ahead. Therefore, we believe we have finally solved the NPL issue which troubled us for a long time. We also believe we have established a foundation for improving profitability and financial soundness.

(Gains/Losses on Stocks)

Gains/Losses on stocks were net loss of Yen 269.5 billion (down by Yen 599.4 billion compared to FY2003). This was mainly due to decrease in gains on sales and increase in revaluation losses. We incurred impairment losses on preferred shares which we had subscribed for as part of providing financial assistance to some large borrowers. Revaluation losses including these impairment losses were Yen 406.5 billion (up by Yen 394.1 billion compared to FY2003). In addition, net transfer for investment losses was posted.

(Deferred Tax Asset)

Net balance of deferred tax assets as of the end of March 2005 was Yen 1.1 trillion, decreased by Yen 280.0 billion compared to the end of previous fiscal year. We posted deferred tax assets in accordance with accounting rules while estimating future earnings conservatively.

(Net Profit/Loss)

We posted a net loss of Yen 677.0 billion for FY 2004, which was within the target of Yen 823.3 billion loss announced on the Plan.

(Holding company – Non-consolidated basis)

Because of impairment losses on subsidiary banks' stocks resulted from their significant net losses in the fiscal year, UFJ Holdings posted net loss of Yen 2.8 trillion.

As a result, UFJ Holdings was obliged to suspend dividends on common shares, preferred shares and preferred securities.

In accordance with the initiatives to solve problem loan issue at subsidiary banks, the holding company posted impairment losses on subsidiary banks' stocks which value had decreased due to the disposal of NPLs. As a result the group made a big progress in balance sheet restructuring and was able to lay the foundation for the future.

Realization of the losses on stocks of subsidiary banks is offset in consolidation process. Thus it has no effect on consolidated performance and capital ratio, etc. of UFJ Holdings.

(Capital Ratio)

The consolidated BIS capital ratio as of the end of March 2005 was 10.39%. As a result of capital raising including Yen 700 billion preferred shares issued by UFJ Bank to Mitsubishi Tokyo Financial Group, Inc. ("MTFG") in September 2004, consolidated BIS capital ratio improved by 1.15 points from

March 2004.

The net loss we incurred in FY2004 mentioned above was mainly due to a large amount of credit expenses which we posted as a result of our active support for revitalizations of large borrowers in order to achieve our utmost goal of restoring assets' quality.

As a result of these measures, the problem loans were substantially reduced and the foundation was laid for the restoration of sound balance sheet and the further profitability enhancement

2. State of Implementation of Plan to Revitalize Management

(1) Response to Business Improvement Administrative Order for the FY 3/2004

UFJ Group has implemented measures to support business revitalization of borrowers, promote final disposals by off-balancing and improve quality of its loan portfolio so that it will resolve NPL issue and thereby secure financial soundness. In that process, due to off-balancing to reduce NPL balance and increased reserves for loans extended to large borrowers, credit related expenses exceeded the initial plan in FY 2003 and the group posted net loss of Yen 372.3 billion on subsidiary banks, UFJSP, UFJEI and UFJTE combined basis, which was Yen 507.4 billion less than planned net profit.
For this reason, in addition to the Business Improvement Order based on the financial results for fiscal 2002, UFJ Group received another Business Improvement Order, since profit for fiscal 2003 largely undershot the target stated in the Plan. In response to the order, UFJ Group prepared a Business Improvement Plan and announced the Plan to Revitalize Management on September 24, 2004. UFJ Group takes the administrative action very seriously and makes a strong commitment to improve its business operations.

UFJ Group concluded a basic agreement with regard to management integration with MTFG on August 12, 2004, and signed merger agreement on April 20, 2005. The integration is scheduled on October 1, 2005 subject to receiving approval from relevant authorities.
In the Plan to Revitalize Management released on September 24, 2004, we couldn't incorporate merger effect such as synergies and cost reductions because we were still at a stage of merger preparation. Therefore, we have formulated the Plan for the period before the management integration. (For FY 2004 and 2005)
We position the period before the management integration with MTFG as the time period for fundamental management reforms.
Through actions to achieve the final solution of NPL issues in FY2004, UFJ Group improved its financial position. We will ensure the repayment of public funds through enhancement of corporate value and further improvement in profitability by the management integration with MTFG.
After the management integration we will further improve profitability as a new group. Thus as the management integration progresses, we will formulate revised plan to revitalize management by incorporating integration effect such as synergies and cost reductions.

(2) Progress in Rationalization

The UFJ Group has aggressively streamlined its operation by such measures as bringing forward the schedule for merger of commercial banks to realize integration effect as soon as possible.
In addition, the group has set forth further cost reduction and streamlining plan, taking seriously the fact that we couldn't achieve profit target required in the so-called "30% rules" for two consecutive years, and net loss for FY2004 and suspension of dividend payment on both common and preferred shares. The group will pursue the maximization of efficiency for group operation and continue the effort for cost reduction going forward. On the other hand, in view of the planned integration with Mitsubishi Tokyo Financial Group, the UFJ Group aim at drastic improvement in profitability through efficient allocation of management resources based on revised business strategies and through further rationalization.

1. Headcount
As of March 31, 2005, the number of directors and statutory auditors was 21, same as March 31, 2004 (Minus 1 compared to the Plan for March 31, 2005). As of October 2004, UFJ Bank assigned two

additional directors for the purpose of strengthening internal control system.
The number of employees was 19,582, down by 813 from March 31, 2004 (Minus 325 compared to the Plan for March 31, 2005). The Group will further streamline business process and promote the use of contract staff in order to achieve efficient human resource management.

Number of Directors, Statutory Auditors and Employees

	April 2001	March 2004	March 2005	Since establishment of UFJ
Number of directors and statutory auditors	41	21	21	-20 (-49%)
Number of employees	26,987	20,395	19,582	-7,405 (-27%)

2. Branches and overseas subsidiaries
The number of domestic branches as of March 31, 2005 was 398, unchanged from March 31, 2004 (Same as the Plan for March 31, 2005). The number of overseas branches as of March 31, 2005 was 18, increased by 1 from March 31, 2004 (Same as the Plan for March 31, 2005), with changing the status of Ho Chi Minh from a sub-branch to a branch. Going forward, the group will utilize the branch network effectively based on strict review of profitability and efficiency in the light of enhancing customer convenience and exploring new businesses.

3. Personnel expenses
The personnel expenses for FY2004 were Yen 165.7 billion, Yen 44.7 billion reductions from previous year (Minus Yen 15.2 billion compared to the Plan for March 31, 2005). Average monthly salary was Yen 480 thousand, same as previous year and the Plan for March 31, 2005.
UFJ holdings, UFJ Bank and UFJ Trust Bank (the companies) cut employee bonuses by 20% year-on-year in the first half of FY2004. The companies further cut bonuses by approximately 80% year-on-year in the second half of FY2004 and the first half of FY2005 and will maintain this level until such time that the companies will post net profit and restore dividends.
This is approximately equivalent to a 25% reduction compared to that paid when the UFJ Group was formed.

Personnel Expenses (Yen billion)

	FY2000	FY2003	FY2004	Since establishment of UFJ
Personnel Expenses (Compared to the Plan)	273.0	210.4 (-11.7)	165.7 (-15.2)	-107.3 (-39.3%)

4. Remuneration and bonuses for directors, statutory auditors and executive officers.
For FY2004, the total and average amount of remuneration and bonuses for directors, statutory auditors and executive officers were Yen 228 million (Minus Yen 6 million from previous year and minus Yen 22 million compared to the Plan) and Yen 13 million (Minus Yen 9 million from previous year and minus Yen 1 million compared to the Plan) respectively. Average retirement allowance for directors and statutory auditors was Yen 0 million (Minus Yen 13 million from previous year and same as the Plan).
Though compensation for all directors, statutory auditors and executive officers had been cut by 30% since July 2004, from October to December 2004, no compensation was paid to the current top management, i.e., the president of UFJ Holdings, the president of UFJ Bank and the president of UFJ Trust Bank. In addition, average of over 50% of compensation reduction for all the directors and executive officers has been implemented for the second half of FY 2004 and first half of FY 2005, and this will continue until such time that the company will post net profit and restore dividends.

No retirement benefits for directors, statutory auditors will be paid during the term that dividends for preferred shares are suspended. The companies carefully consider the payment of retirement benefits when they restart dividend payments for preferred shares based on responsibility of each directors and statutory auditors.
Bonuses for directors, statutory auditors and executive officers have been already suspended.

5. Non-personnel expenses
The non-personnel expenses for FY2004 were Yen 333.6 billion, Yen 7.0 billion increase from previous year (Minus Yen 4.3 billion compared to the Plan).
The group has pursued maximum overall group efficiency and will continue to do so. Following the net loss in FY2003 and FY2004, the Group's cost structure has been aggressively re-examined, resulting in increased efficiency and the execution of extensive cost reductions.
In addition, in cooperation with third-party consultants, UFJ has pursued thorough rationalization including more efficient business procedures, conducted more efficient management of branches and head office organization, and reviewed cost management procedures from a variety of different angles. As a group we have strived to reduce costs and seek more efficient management procedures, including those of group companies.

Non-personnel Expenses (Yen billion)

	FY2000	FY2003	FY2004	Since establishment of UFJ
Non-personnel Expenses (Compared to the Plan)	346.6	326.5 (-6.5)	333.6 (-4.3)	-13.0 (-3.7%)

(3) Results of Problem Loan Disposal

UFJ Group places the highest priority on resolution to the NPL issue and has been addressing the issue aggressively aiming at resolution by the end of FY 2004. We have strengthened our supports on business revitalization of borrowers and taken intensive and thorough actions mainly to large borrowers, as well as promoting off-balancing.

1. Initiatives for large borrowers

UFJ Bank has developed a framework to take intensive and thorough actions in the first half of FY 2004 especially with regards to large troubled borrowers. In May 2004 UFJ Bank set up Corporate Restructuring Department in order to carry out fundamental revitalization and final disposal of specific large borrowers whose performance may have direct impact on the bank. Also UFJ Bank installed a section specialized in large borrowers within Credit Assessment and Audit Office in Internal Audit Department in order to strengthen the checking functions.

UFJ Group recognizes that top management has failed to adequately address the issue of these specific large borrowers as evidenced by insufficient management and supervision through existing monitoring channels. Therefore, it has strengthened the function of the board of directors and broadened the scope of agendas in view of development and establishment of more effective credit risk management framework.

In December 2004, a part of operations of UFJ Trust related to large borrowers was transferred and integrated to UFJ Bank through assimilation-type corporate split. Thereby UFJ Group aims at more

efficient credit risk management with regard to large borrowers.

Following the development of a framework as mentioned above, UFJ Group has drastically revised existing revitalization plan for each troubled borrower and the new support plans and schemes were formulated and implemented one by one. As a result, NPL balance and ratio significantly decreased to Yen 1.72 trillion and 4.12% respectively as of the end of March 2005. It was Yen 2.23 trillion reduction or minus 4.38 points from the end of March 2004 and Yen 2.44 trillion reduction or minus 5.3 points from the end of September 2005. We believe we have completed intensive and thorough actions for resolution of NPL problem.

Accordingly, the Corporate Advisory Group which had been set up in July 2002 in order to reinforce and expedite initiatives to resolve NPL problem was integrated into Corporate Banking in April 2005. We continue to support revitalization of borrowers actively, utilizing the revitalization skills and know-how which we have developed more broadly.

Problem Loans Balance under the Financial Reconstruction Law (Yen billion)

	March 2004 Actual	September 2004 Actual	March 2005 Actual
UFJ Bank (NPL ratio)	3,556.3 (8.40%)	3,805.3 (9.41%)	1,622.2 (4.20%)
UFJ Trust (NPL ratio)	393.0 (9.56%)	348.9 (9.59%)	94.1 (3.05%)
Combined (NPL ratio)	3,949.3 (8.50%)	4,154.3 (9.42%)	1,716.3 (4.12%)

2. Initiatives for small and medium-sized companies

UFJ Strategic Partner Co., Ltd. ("UFJSP") was established in March 2003 by UFJ Bank and Merrill Lynch for the purpose of rehabilitating small and medium-sized companies categorized as doubtful, quasi-bankrupt and bankrupt, and dealing with problem loans to these borrowers. Since FY 2004, the activities of UFJSP were extended to include other loans, mainly those to borrowers classified as "sub-standard" to assist more companies returning to financial health. UFJ Group steadily reduces NPL balance by formulating revitalization plans and advising borrowers on their implementation of the plans by combining UFJ Bank's expertise with know-how from outside the UFJ Group.

In July 2004, UFJ Bank and Merrill Lynch established an investment fund specialized in corporate rehabilitation. The fund purchases loans from UFJ Bank and other financial institutions mainly to small and medium-sized companies and works with these borrowers to increase their corporate value. The fund mainly targets companies classified as "sub-standard" where prospects are good for increasing corporate value by conducting financial restructuring programs. The fund purchases these loans at market prices and works with borrowers to return them to financial health.

UFJ Group will strengthen its commitment on business rehabilitations through the cooperation between Credit Administration Department V and UFJSP or by fully utilizing such functions as investment funds.

3. Preventing the occurrence of new problem loans

To prevent the occurrence of new problem loans, branch offices as well as credit administration departments and other head office departments act quickly at the first signs of a need at borrowers for help in improving and restructuring their operations and financial positions. The initial step is formulation of a First Action Plan, whereby UFJ Bank openly discusses problems with the borrower. This leads to recommendations and concrete support for improving the borrower's financial condition and business activities. UFJ Bank has an alliance with consulting firm Nihon Business Support Co., Limited, which stands ready to help formulate and execute revitalization plans for small and medium-sized companies.

4. Improving the quality of the loan portfolio

Resolving the NPL issue demands both actions to deal with existing problem loans as well as efforts from a medium- to long-term perspective aimed at improving the quality of the loan portfolio. Based on lessons learned in the past, the UFJ Group banks have been taking various steps in this regard. One theme is improving credit analysis by thoroughly focusing on the creditworthiness of each loan applicant without undue reliance on the value of collateral. Currently, the banks are focusing on two high-priority issues to upgrade the overall quality of their loan portfolios: resetting loan interest rates at levels that accurately reflect credit risk and eliminating excessive concentrations of credit risk in a single borrower or group of companies. The UFJ Group also places priority on better responding to changes in the financial position of borrowers, providing assistance for the restructuring and rehabilitation of borrowers, and accelerating the final resolution of problem loans.

5. Elimination of excessive concentrations of credit risk

To minimize risks associated with the concentration of loans, guarantees and other forms of credit in particular industries and borrowers, the UFJ Group has established credit limit rules. The rules place a cap on credit extensions to individual borrowers and corporate groups in accordance with their individual internal credit ratings. Enforcing these rules will allow the UFJ Group to build a balanced loan portfolio in which risks are spread among many types of borrowers.

(4) Dividend Policy

From the standpoint of the public nature of a financial institution and maintenance of financial soundness, UFJ Holdings believe it is fundamental to implement a stable dividend policy, while striving to expand our internal reserves with consideration for the enhancement of shareholders' value into the future. As for FY2003, the company suspended dividend payment for common shares taking the net loss figure for the term seriously.

UFJ Holdings reported net loss for non-consolidated base for FY2004, due to impairment losses on holding shares of UFJ Bank and UFJ Trust Bank resulting from significant net loss at both banks. Therefore, UFJ Holdings regrettably suspended dividends both for common and preferred shares for FY2004. In addition, dividend payment for preferred securities issued by a subsidiary was also suspended. As for FY2005, the UFJ Group will conduct drastic measure to improve profitability, and plans to restart dividend payment for preferred shares. In terms for dividend payment for common shares, UFJ Holdings will give careful consideration in view of the earnings trend and retained earnings level.

(5) Actions following Suspension of Dividends on Preferred Shares

UFJ group has implemented decisive measures for improving profitability which was announced in the Plan, for resolving NPL problem, and for thorough rationalization. In addition, the group has made every effort to establish responsible management system and further enhance its profitability, taking seriously the two consecutive failures in the so-called "30% rules" in FY2002 and FY2003, as well as net loss for FY2004 and suspension of dividend payment on both common and preferred shares.
Subsidiary banks posted net losses again in FY2004 mainly due to the fundamental actions for revitalizations of large borrowers in order to resolve the problem loan issue. As a result of the net losses posted at subsidiary banks, the fair value of stocks of the subsidiary banks held by UFJ Holdings was further reduced and UFJ Holdings posted impairment losses on these stocks. Therefore, UFJ Holdings reported net loss even on a non-consolidated basis and was unable to secure surplus available for dividend. As a result, as was announced on the Plan released on September 24, 2004, UFJ Holdings was obliged to suspend dividends on common shares, preferred shares and preferred securities. We deeply regret that we were unable to distribute not only dividends on common shares but also on preferred shares. We take such issues very seriously. We also decided to suspend dividends on preferred securities issued by subsidiaries.

We have achieved a target of halving NPL ratio at the end of FY2004 by decisive and intensive disposal of NPLs and it is reasonably estimated that we will return to be profitable in FY2005 and thereafter. However, we will try our best to further enhance our profitability.

UFJ Group concluded a basic agreement with regard to management integration with MTFG on August 12, 2004, and signed a merger agreement on April 20, 2005. The integration is scheduled on October 1, 2005 subject to receiving approval from relevant authorities. In the Plan to Revitalize Management released on September 24, 2004, we couldn't incorporate merger effect such as synergies and cost reductions because we were still at a stage of merger preparation. Therefore, we have formulated the Plan for the period before the management integration. (For FY 2004 and 2005)
We position the period before the management integration with MTFG as the time period for fundamental management reforms.
Through actions to achieve the final solution of NPL issues in FY2004, UFJ Group improved its financial position. We will ensure the repayment of public funds through enhancement of corporate value and further improvement in profitability by the management integration with MTFG.
After the management integration we will further improve profitability as a new group. Thus as the management integration progresses, we will formulate a revised plan to revitalize management by incorporating integration effect such as synergies and cost reductions.

(6) Progress in Other Items Included in the Plan

-Securing Sound Financial Conditions of Subsidiaries by Way of Subordinated Debts and Loans

The amount of subordinated debts of UFJ Holdings was Yen 100 billion as of March 31, 2005, although it was forecasted to be Yen 0 billion. The proceeds are used for subscription of the bonds issued by subsidiaries or for loans to subsidiaries.
UFJ Holdings underwrites UFJ Bank's subordinated debts of Yen 100 billion.

-Progress for Establishing Responsible Management System

1. Strengthening corporate governance in order to enhance profitability

The Group strengthens corporate governance in order to enhance profitability, based on the fact that we could not achieve the target required in the so-called "30% rules" for two consecutive years and no dividend was paid for either ordinary shares, preferred shares or securities for FY2004.

We will increase profitability through enforced control, monitoring and advise by external experts. To strengthen control, external experts are invited to such meeting as the Follow-Up Meeting for the Plan to Revitalize Management in December 2004.

2. Strengthening the corporate governance at UFJ Holdings

(Strengthening the functions of the board of directors)
UFJ Holdings increased frequency of regular board meeting from 10 times a year to once a month. UFJ Holdings also increased frequency of performance reports on such issues as profitability or SME landings from quarterly to monthly from September 2004.

(Strengthening management supervision by external directors)
Executive office supporting external directors has strengthened cooperation and coordination between the holding company and subsidiaries by communicating discussions at board meetings.

UFJ Holdings sets up a commission consisting of external directors and auditors for the purpose of selecting agendas for board meetings.

3. Strengthening the internal control system

The UFJ Group conducts businesses with full consideration to social and public nature of a financial institution, based on the management philosophy. In order to secure fairness and transparency of management and maximize effectiveness of management, we established a corporate governance system emphasizing on clear separation of governance and management.

4. Corporate governance at UFJ Holdings

As an organization in charge of decision-making and corporate governance, the Board of Directors at UFJ Holdings refine and reach decisions on proposals regarding management policies and strategies prepared by the President & CEO and other executive officers. The Board of Directors also motivates these executives to maximize the group's value by monitoring and evaluating their performance, making appointments and setting remuneration.

The Board of Directors has seven members, three of whom are external members in order to reinforce its corporate governance and to improve transparency of management. The four other board members are President of UFJ Holdings, an executive officer of UFJ Holdings, President of UFJ Bank, and President of UFJ Trust Bank. Presidents of UFJ Bank and UFJ Trust Bank serve as directors of UFJ Holdings to clarify the responsibility of top management of main subsidiaries, to the shareholders of UFJ Holdings.

5. Corporate governance at Banking Subsidiaries

As an organization in charge of decision-making and governance, the Board of Directors of banking subsidiaries refine and reach decisions on proposals regarding management policies and strategies prepared by the President & CEO and other executive officers. The Board of Directors

also motivates these executives to maximize the group's value by monitoring and evaluating their performance, making appointments and setting remuneration.

Corporate auditors of subsidiaries also serve as corporate auditors of UFJ Holdings.

Audit and Compliance Committee, established under the Board of Directors of banking subsidiaries, has functions of monitoring internal control systems and compliance, deliberation of internal auditing departments' policies and plans, selection of external auditors and deliberation of structure and personnel affairs of internal auditing departments.

UFJ Holdings

(Supplementary Data)

Table 1-1 Financial Projection Summary (UFJ Holdings, Inc.)

1. Balance Sheets (Assets and liabilities are averages of periodic balances and items in capital accounts are balances at the end of period)

(Billions of Yen)

	Fiscal Year 3/2003 (Actual)	Fiscal Year 3/2004 (Actual)	Fiscal Year 3/2005 (Plan)	Fiscal Year 3/2005 (Actual)
Total assets	4,292.1	4,111.2	2,801.9	2,731.0
Loans and bills discounted	91.7	-	-	-
Securities	4,191.8	4,106.9	2,796.0	2,723.2
Total liabilities	342.7	157.4	366.0	431.0
Total stockholders' equity	3,946.2	3,953.4	918.7	1,115.9
Capital stock	1,000.0	1,000.0	1,000.0	1,000.0
Capital surplus	1,882.9	1,882.9	1,882.9	1,882.9
Other capital surplus	1,001.7	1,001.7	1,001.7	1,001.7
Legal surplus	-	-	-	-
Retained earnings *(Note 1)*	62.8	66.4	(2,970.8)	(2,773.8)
Treasury stock	(0.4)	(0.8)	(0.8)	(1.7)

2. Income Statements

(Billions of Yen)

	Fiscal Year 3/2003 (Actual)	Fiscal Year 3/2004 (Actual)	Fiscal Year 3/2005 (Plan)	Fiscal Year 3/2005 (Actual)
Ordinary profit	11.9	16.5	(1.6)	(2.2)
Dividends received	11.1	15.5	2.3	2.3
Operating expenses	3.1	2.3	2.3	3.0
Personnel expenses	1.1	0.8	0.8	0.8
Non-personnel expenses	1.9	1.4	1.4	2.2
Extraordinary profits	-	-	-	-
Extraordinary loss	-	8.4	3,020.0	2,821.9
Income before income taxes	11.9	8.1	(3,021.6)	(2,824.2)
Provision for income taxes	0.3	0.9	0.0	0.0
Income taxes (deferred)	0.0	(3.4)	2.8	3.2
Net Income	11.5	10.6	(3,024.4)	(2,827.4)

3. Dividends

(Billions of Yen; Yen)

	Fiscal Year 3/2003 (Actual)	Fiscal Year 3/2004 (Actual)	Fiscal Year 3/2005 (Plan)	Fiscal Year 3/2005 (Actual)
Profit distributable as dividends	1,063.2	1,067.3	-	-
Cash dividends	14.6	12.8	-	-
Dividend for common stock	-	-	-	-
Dividend for preferred shares (public fund portion)	11.1	11.1	-	-
Dividend for preferred shares (portion other than public funds)	3.4	1.6	-	-
Dividend per common stock	-	-	-	-
Dividend per class I preferred share	37,500	37,500	-	-
Dividend per class II preferred share	15,900	15,900	-	-
Dividend per class III preferred share	68,750	68,750	-	-
Dividend per class IV preferred share	18,600	18,600	-	-
Dividend per class V preferred share	19,400	19,400	-	-
Dividend per class VI preferred share	5,300	5,300	-	-
Dividend per class VII preferred share	11,500	11,500	-	-
Dividend rate per preferred share (public fund portion)	0.80%	0.80%	0.00%	0.00%
Dividend rate per preferred share (portion other than public funds)	0.69%	2.22%	0.00%	0.00%
Dividend payout ratio	127.11%	240.34%	0.00%	0.00%

4. Management Indicators

	Fiscal Year 3/2003 (Actual)	Fiscal Year 3/2004 (Actual)	Fiscal Year 3/2005 (Plan)	Fiscal Year 3/2005 (Actual)
Return on equity (net income / stockholders' equity*)	0.29%	0.27%	(124.15)%	(122.93)%
Return on assets (net income / total assets*)	0.26%	0.26%	(107.94)%	(103.52)%

** Average Balance*

Note 1: Accumulated earnings other than legal surplus

Table 1-2 Financial Projection Summary

(Combined non-consolidated figures of UFJ Bank and UFJ Trust)

1. Balance Sheets (Assets and liabilities are averages of periodic balances and items in capital accounts are balances at the end of period)

(Billions of Yen)

	Fiscal Year 3/2003 (Actual)	Fiscal Year 3/2004 (Actual)	Fiscal Year 3/2005 (Plan)	Fiscal Year 3/2005 (Actual)
Total assets	78,280.1	82,057.6	72,989.0	83,760.3
Loans and bills discounted	42,822.1	39,740.6	39,675.0	38,649.4
Securities	19,040.9	21,462.0	21,295.0	22,017.5
Trading assets	3,301.1	2,246.2	2,344.5	2,115.5
Deferred tax assets (at the end of period)	1,471.2	1,369.6	1,176.3	1,090.9
Total liabilities	75,511.8	79,804.1	79,651.5	81,967.0
Deposits (including NCDs)	55,464.5	55,419.7	54,998.0	55,430.7
Bonds	-	-	0.0	-
Trading liabilities	1,982.0	1,572.0	1,600.9	1,458.9
Deferred tax liabilities (at the end of period)	-	-	0.0	-
Deferred tax liabilities related to revaluation reserve for land (at the end of period)	75.0	69.2	69.3	67.6
Total stockholders' equity (at the end of period)	2,072.5	1,961.1	1,787.7	2,107.7
Capital stock	1,124.1	1,124.1	1,474.1	1,539.1
Capital surplus	983.8	863.8	881.9	951.0
Other capital surplus	445.0	-	0.0	-
Legal surplus	23.7	23.7	24.1	24.1
Retained earnings *(Note 1)*	(565.0)	(298.4)	(782.5)	(667.6)
Revaluation reserve for land, net of taxes	108.2	99.5	99.2	97.1
Net unrealized gains (loss) on available-for-sale securities, net of taxes	(47.3)	148.3	108.8	163.9
Treasury stock	0.0	0.0	0.0	0.0

2. Income Statements

(Billions of Yen)

	Fiscal Year 3/2003 (Actual)	Fiscal Year 3/2004 (Actual)	Fiscal Year 3/2005 (Plan)	Fiscal Year 3/2005 (Actual)
Gross operating profit (after write-off of trust account)	1,352.6	1,337.3	1,283.0	1,282.5
Trust fees (after write-off)	58.7	49.6	53.0	51.3
Jointly operated designated money trust account	20.9	17.7	13.0	27.5
Credit costs (trust account) (A)	18.7	16.9	11.5	8.8
Interest income	1,063.5	974.9	955.6	939.0
Interest expenses	272.2	201.8	201.9	207.8
Fees and commissions	167.2	219.4	244.3	248.9
Trading revenue	97.9	146.6	121.5	20.2
Other operating income	237.4	148.4	110.2	230.7
Bonds related income	196.9	121.3	48.0	75.7
Business profit before net transfer to general reserve (B)+(A)+(C)	778.8	789.4	745.2	762.8
Business profit (B)	508.0	430.3	874.1	747.4
Less: Net transfer to general reserve (C)	252.0	342.2	(140.4)	6.5
Operating expenses	592.5	564.8	549.3	528.5
Personnel expenses	223.1	209.5	180.1	164.8
Non-personnel expenses	339.9	327.4	338.9	334.4
Credit costs (banking account)	564.6	931.5	1,262.5	1,023.4
Gains (losses) on stocks and other equity securities	(617.7)	288.5	(187.0)	(234.2)
Revaluation losses	191.5	12.4	317.0	406.5
Ordinary profit	(698.2)	(342.1)	(596.2)	(695.3)
Extraordinary profit	120.1	125.8	0.0	311.5
Extraordinary loss	59.0	56.7	23.7	42.1
Provision for income taxes	1.2	(0.7)	0.0	1.2
Income taxes (deferred)	(13.8)	34.7	193.3	273.5
Net income	(624.5)	(307.1)	(813.1)	(700.7)

3. Dividends

(Billions of Yen; Yen; %)

	Fiscal Year 3/2003 (Actual)	Fiscal Year 3/2004 (Actual)	Fiscal Year 3/2005 (Plan)	Fiscal Year 3/2005 (Plan)
Profit distributable as dividends	0.0	17.7	0.0	0.0
Cash dividends (including interim dividends)				
Dividend for common stock				
Dividend for preferred shares (public fund portion)				
Dividend for preferred shares (portion other than public funds)				
Dividend per common stock				
Dividend rate per preferred share (public fund portion)				
Dividend rate per preferred share (portion other than public funds)				
Dividend payout ratio				

Note 1: Accumulated earnings other than legal surplus

4. Management Indicators (%)

	Fiscal Year 3/2003 (Actual)	Fiscal Year 3/2004 (Actual)	Fiscal Year 3/2005 (Plan)	Fiscal Year 3/2005 (Actual)
Yield on interest -earning assets (A)	1.61	1.48	1.49	1.45
Loans and bills discounted (B)	1.87	1.77	1.75	1.73
Securities	0.98	0.96	1.01	0.98
Yield on interest-bearing liabilities (C)	1.18	1.01	1.01	1.05
Deposits and others (including NCDs) (D)	0.18	0.11	0.12	0.13
Expense ratio (E)	0.93	0.88	0.87	0.94
Personnel expense ratio	0.34	0.32	0.28	0.29
Non-personnel expense ratio	0.54	0.51	0.54	0.60
Profit margin of funds (A) - (C)	0.42	0.46	0.48	0.39
Profit margin between loans and deposits (B) - (D) - (E)	0.74	0.77	0.76	0.65
Non interest income ratio	30.22	34.97	35.74	30.48
OHR	43.20	41.70	42.43	40.93
ROE	32.03	39.14	39.76	37.05
ROA *(Note 1)*	0.99	1.00	1.02	0.95
Adjusted core business profit ROA *(Note 2)*	0.72	0.79		0.83

Notes:

1 FY 3/2003 : Business profit before net transfer to general reserve and before write-off of trust account / Total assets<average balance>
FY 3/2004 and thereafter : Business profit before net transfer to general reserve and before write-off of trust account / (Total assets - Customers' liabilities for acceptances and guarantees) <average balance>

2 (Business profit before net transfer to general reserve and before write-off of trust account - gains and losses on bonds - dividends from subsidiaries) / (Total assets - Customers' liabilities for acceptances and guarantees) <average balance>

(Combined figures of UFJ Bank (including UFJSP and UFJEI) and UFJ Trust (including UFJTE))

Income Summary and Management Indicator (Billions of Yen)

	Fiscal Year 3/2003 (Actual)	Fiscal Year 3/2004 (Actual)	Fiscal Year 3/2005 (Plan)	Fiscal Year 3/2005 (Actual)
Business profit before net transfer to general reserve and before write-off of trust account	778.9	794.6	745.4	767.2
Credit related expenses *(Note 1)*	835.4	1,391.2	1,129.6	1,062.2
Gains & losses on stocks and other equity securities	(617.7)	329.9	(200.7)	(269.5)
Revaluation losses	191.5	12.4	317.0	406.5
Ordinary profit	(699.7)	(424.7)	(606.4)	(721.4)
Net income	(625.6)	(372.3)	(823.3)	(677.0)

(%)

	Fiscal Year 3/2003 (Actual)	Fiscal Year 3/2004 (Actual)	Fiscal Year 3/2005 (Plan)	Fiscal Year 3/2005 (Actual)
ROE	31.97	40.23	39.77	36.84
Adjusted core business profit ROA *(Note 2)*	0.75	0.80		0.83

Notes:

1 Credit related expenses = Net transfer to reserve for possible loan losses + Creidt costs + Loans written-off in trust account

2 (Business profit before net transfer to general reserve - gains and losses on bonds - dividends from subsidiaries) / (Total assets - Customers' liabilities for acceptances and guarantees) <average balance>

Table 1-3 Earning Trends and Target of Trust Related Business

(Billions of Yen)

	Fiscal Year 3/2004 (Actual)	Fiscal Year 3/2005 (Plan)	Fiscal Year 3/2005 (Actual)
Gross operating profit (A)	83.6	100.3	93.2
Corporate agency	29.3	34.8	33.0
Real estate	12.1	16.3	18.8
Asset Securitization	5.4	8.3	4.8
Pensions & Securities related	24.0	26.0	21.1
Private client service	10.4	12.2	11.7
Operating expenses to (A) (B)	50.2	49.1	48.6
Personnel expenses	21.5	19.3	19.0
Non-personnel expenses	27.3	28.0	27.9
(A) - (B)	33.4	51.2	44.6

Table 1-4 Trend of Earnings (UFJ Holdings consolidated)

1. Balance Sheets (Balances at the end of the period) (Billions of Yen)

	Fiscal Year 3/2004 (Actual)	Fiscal Year 3/2005 (Actual)	Six Months 9/2005 (Plan)
Total assets	82,134.4	82,553.6	
Loans and bills discounted	42,462.6	37,354.4	
Securities	22,025.9	21,770.7	
Trading assets	2,792.9	5,298.7	
Deferred tax assets	1,413.7	1,122.4	
Total liabilities	79,643.9	79,861.2	
Deposits (including NCDs)	58,490.1	54,583.5	
Bonds	-	-	
Trading liabilities	2,167.5	3,753.3	
Deferred tax liabilities	17.9	28.7	
Deferred tax liabilities related to revaluation reserve for land	76.9	75.2	
Minority interests	825.4	1,512.3	
Total stockholders' equity	1,665.0	1,180.0	
Capital stock	1,000.0	1,000.0	
Capital surplus	1,233.7	1,233.7	
Retained earnings	(760.5)	(1,325.4)	
Revaluation reserve for land, net of taxes	112.9	110.5	
Net unrealized gains (losses) on available-for-sale securities, net of taxes	172.6	257.5	
Foreign currency translation adjustments	(91.4)	(93.5)	
Treasury stock	(2.2)	(2.6)	

2. Income Statements (Billions of Yen)

	Fiscal Year 3/2004 (Actual)	Fiscal Year 3/2005 (Actual)	Six Months 9/2005 (Plan)
Total income	2,566.6	2,305.3	1,080.0
Interest income	1,027.5	1,017.1	
Fees and commissions income	454.7	496.5	
Trading revenue	188.0	55.5	
Other operating income	492.5	447.6	
Other income	354.4	237.1	
Total expenses	2,964.3	2,802.2	820.0
Interest expenses	202.5	213.7	
Fees and commissions expenses	66.9	71.3	
Trading expenses	-	1.6	
Other operating expenses	334.4	212.4	
General and administrative expenses	773.0	730.4	
Other expenses	1,587.4	1,572.5	
Loans written-off	426.3	554.7	
Net transfer to loan loss reserves	838.3	-	
Net transfer to general reserve	280.0	-	
Net transfer to specific reserve	559.6	-	
Ordinary profit	(397.6)	(496.8)	260.0
Extraordinary profit	123.2	311.3	
Extraordinary losses	57.3	49.0	
Income before income taxes and minority interests	(331.7)	(234.5)	
Provision for income taxes	14.1	17.8	
Income taxes (deferred)	36.9	280.1	
Minority interests in net income	20.0	21.9	
Net income	(402.8)	(554.5)	140.0

Note: In FY2004, Yen 171.7 billion of reversal from reserve for credit losses was posted in extraordinary gains (General reserve: Yen 274.9 billion, Specific reserve: Yen (104.8) billion)

Table 2 BIS Capital Ratio

(UFJ Holdings consolidated) (Billions of Yen)

	Fiscal Year 3/2003 (Actual)	Fiscal Year 3/2004 (Actual)	Fiscal Year 3/2005 (Plan)	Fiscal Year 3/2005 (Actual)
Capital stock	1,000.0	1,000.0	1,000.0	1,000.0
Preferred shares (non-cumulative) *(Note 1)*	-	-	-	-
Capital surplus	1,233.7	1,233.7	1,233.7	1,233.7
Retained earnings	(367.6)	(774.9)	(1,459.0)	(1,327.1)
Minority shareholders' interest of consolidated subsidiaries	842.3	821.4	1,517.9	1,507.4
Preferred securities	628.9	616.1	614.6	613.2
Net unrealized gains (losses) on available-for-sale securities, net of taxes	(64.7)	-	-	-
Treasury stocks	(1.9)	(2.2)	(2.1)	(2.6)
Foreign currency transaction adjustments	(64.1)	(91.4)	(94.0)	(93.5)
Goodwill	(1.7)	(2.0)	(1.9)	(1.1)
Consolidation adjustments account	(15.3)	(9.2)	(7.7)	(3.0)
Others	-	-	-	-
Total of Tier I	2,560.4	2,175.2	2,186.9	2,313.4
(deferred tax amount)	*1,522.3*	*(1,395.7)*	*(1,187.3)*	*(1,093.6)*
Unrealized profits on available-for-sale securities after 55% discount	-	137.2	125.7	183.2
Excess of Land Revaluation after 55% discount	92.0	85.4	85.4	83.5
General reserve for credit losses	579.1	577.3	577.9	542.5
Perpetual subordinated bonds and loans	299.3	311.9	212.0	312.5
Others	-	-	-	-
Total of Upper Tier II	970.4	1,112.0	1,001.0	1,121.9
Subordinated bonds and loans with fixed maturity	1,158.4	1,359.8	1,223.0	1,246.4
Others	-	-	-	-
Total of Lower Tier II	1,158.4	1,359.8	1,223.0	1,246.4
Total of Tier II	2,128.9	2,471.8	2,224.0	2,368.3
Amount included in total capital	2,128.9	2,175.2	2,094.4	2,278.6
Tier III	-	-	-	-
Deduction	(72.1)	(81.9)	(72.7)	(78.9)
Total capital	4,617.3	4,268.6	4,208.7	4,513.1

(Billions of Yen)

Risk-weighted assets	46,328.2	46,185.9	46,228.2	43,405.9
Balance sheet items	43,980.5	42,952.2	42,994.6	39,064.8
Off balance sheet items	1,879.9	2,310.6	2,310.6	3,440.3
Others *(Note 2)*	467.7	923.0	923.0	900.7

(%)

BIS risk adjusted capital ratio	9.96	9.24	9.10	10.39
Tier I ratio	5.52	4.70	4.73	5.32

Notes:

1. *Unavailable since the company's capital stock cannot be subdivided into each class*
2. *Market risk equivalent amount divided by 8%*

Table 5 Business Profit by Business Unit

(Combined non-consolidated figures of UFJ Bank and UFJ Trust Bank)

(Billions of Yen)

	Fiscal Year 3/2004 (Actual)	Fiscal Year 3/2005 (Actual)	Six Months 9/2005 (Plan)
Retail Banking (UFJ Bank)	70.6	82.8	50.2
Gross operating profit	288.5	292.0	150.2
G&A expenses	(217.9)	(209.1)	(100.0)
Corporate Banking (UFJ Bank)	319.2	337.0	167.0
Gross operating profit	522.4	535.9	266.5
G&A expenses	(203.3)	(198.8)	(99.5)
Global Banking & Trading (UFJ Bank)	142.2	124.7	59.5
Gross operating profit	190.4	171.5	81.6
G&A expenses	(48.2)	(46.9)	(22.1)
UFJ Trust Bank	86.0	85.7	34.2
Gross operating profit	163.3	157.1	72.5
G&A expenses	(77.2)	(71.4)	(38.2)
Other divisions	171.4	132.2	3.3
Total business profit (gyomu jun-eki)	789.4	762.4	314.2

(Consolidated)

(Billions of Yen)

	Fiscal Year 3/2004 (Actual)	Fiscal Year 3/2005 (Actual)	Six Months 9/2005 (Plan)
Retail Banking (UFJ Bank)	91.1	109.5	64.4
Gross operating profit	399.0	411.3	212.1
G&A expenses	(307.9)	(301.8)	(147.7)
Corporate Banking (UFJ Bank)	324.1	346.2	171.7
Gross operating profit	536.6	557.2	277.6
G&A expenses	(212.5)	(210.9)	(105.9)
Global Banking & Trading (UFJ Bank)	137.2	123.1	64.7
Gross operating profit	200.0	184.2	93.3
G&A expenses	(62.8)	(61.1)	(28.6)
UFJ Trust Bank	87.8	87.4	34.8
Gross operating profit	168.8	162.3	74.7
G&A expenses	(80.9)	(74.9)	(39.8)
Asset Management Group	0.3	2.3	1.6
Gross operating profit	8.8	10.8	6.4
G&A expenses	(8.5)	(8.5)	(4.8)
Securities & Investment Banking Group	15.7	11.9	10.2
Gross operating profit	59.5	58.7	35.0
G&A expenses	(43.8)	(46.8)	(24.8)
Other divisions	171.4	132.2	3.3
Total business profit (gyomu jun-eki)	827.6	812.6	350.7

Note: Figures are taken from core business units for managerial purpose

As scope of the core business units was reviewed in second half of 2004, figures in FY2004 was revised accordingly.

Table 6 Restructuring Plans (Aggregate of UFJ Holdings, UFJ Bank and UFJ Trust)

Number of Directors, Statutory Auditors and Employees

	Fiscal Year 3/2003 (Actual)	Fiscal Year 3/2004 (Actual)	Fiscal Year 3/2005 (Plan)	Fiscal Year 3/2005 (Actual)
Number of directors and statutory auditors	24	21	22	21
Non full-time directors	10	10	11	11
Directors	18	16	17	16
Non full-time directors	6	6	7	7
Statutory auditors	6	5	5	5
Non full-time statutory auditors	4	4	4	4
Number of employees *	22,327	20,395	19,907	19,582

** Total number of clerical staff and non-clerical personnel. Includes registered employees seconded to other companies. Excludes contract, part-time, and temporary employment agency workers.*

Number of Domestic Branches and Overseas Bases

	Fiscal Year 3/2003 (Actual)	Fiscal Year 3/2004 (Actual)	Fiscal Year 3/2005 (Plan)	Fiscal Year 3/2005 (Actual)
Head office and domestic branches*	406	398	398	398
Overseas bases**	17	17	18	18
(For reference) Overseas subsidiaries	15	13	13	13

* *The number excludes representative offices, agencies and those specialized to maintain only designated accounts for transfers.*

** *Excluding agencies and representative offices*

Personnel Expenses

	Fiscal Year 3/2003 (Actual)	Fiscal Year 3/2004 (Actual)	Fiscal Year 3/2005 (Plan)	Fiscal Year 3/2005 (Actual)
Personnel expenses (millions of yen)*	224,297	210,461	181,000	165,716
Salaries and bonuses (millions of yen)	130,428	120,036	114,500	112,112
Average monthly salary (thousands of yen)**	483	480	480	480

* *Including those at holding company which are posted as non-personnel expenses at subsidiary banks*

** *Average age is 37.6 years (as of March 31, 2005)*

Remuneration and Bonuses for Directors and Statutory Auditors (Millions of Yen)

	Fiscal Year 3/2003 (Actual)	Fiscal Year 3/2004 (Actual)	Fiscal Year 3/2005 (Plan)	Fiscal Year 3/2005 (Actual)
Total remuneration and bonuses*	416	394	250	228
Remuneration	416	394	250	228
Bonuses	0	0	0	0
Average remuneration and bonuses (for full-time)	21	22	14	13
Average retirement allowance	35	13	0	0

* *Aggregate amount of personnel expenses and profit distribution including 'employee portion' for directors who are concurrently 'employee.'*

Non-Personnel Expenses (Millions of Yen)

	Fiscal Year 3/2003 (Actual)	Fiscal Year 3/2004 (Actual)	Fiscal Year 3/2005 (Plan)	Fiscal Year 3/2005 (Actual)
Non-personnel expenses*	338,741	326,554	338,000	333,651
System related expenses**	122,991	120,174	132,100	128,095
Other than system related expenses	215,750	206,380	205,900	205,556

* *Excluding personnel expenses at holding company from management fees paid by subsidiary banks*

** *Recorded on an actual basis including leases*

Personnel Expenses and Non-Personnel Expenses (Millions of Yen)

Personnel Expenses and Non-personnel expenses	563,038	537,015	519,000	499,367

Table 8 Outline of Committees in UFJ Holdings

Committee	Chairperson	Members	Depts. in charge	Frequency	Purpose
Shareholder's Meeting	President & CEO	shareholders	General Affairs Dept.	Annual	Resolution concerning the Commercial Law , the Articles of Incorporation and others as the highest decision-making meeting
Board of Corporate Auditors	corporate auditor	corporate auditors	Secretariat of Corporate Auditors	6 times per year	Review, discuss and decide important issues regarding auditing
Board of Directors	President & CEO	directors (Include external directors)	Secretariat	Monthly	Final decision-making involving the group's management policies, strategies, plans and other important matters; monitoring of the management of business activities
Nomination Committee	external director	3 external directors	Secretariat	2 times per year	Holds discussions regarding personnel in senior management positions
Compensation Committee	external director	3 external directors	Secretariat	2 times per year	Holds discussions regarding the evaluation and compensation of executive officers and other management. Also evaluates the performance of the President of the holding company.
Group Audit & Compliance Committee	external director	2 external directors and 1 attorney at law	Secretariat	4 times per year	Monitors the status of internal control systems and compliance at the group companies. Also holds discussions regarding basic matters of internal auditing policy
Group Management Committee	President & CEO	executive officers in charge of Group Planning Dept., Risk Management Dept., Compliance Dept. and others	Group Planning Dept.	48 times per year	Serves as an advisory body to the President of the holding company, deliberating group management policies and strategies and other matters
Group Risk Management Committee	executive officer in charge of Risk Management Dept.	executive officer in charge of Group Planning Dept., corporate auditors, general managers of departments including Group Planning, Risk Management , Public Relation, General Affairs	Risk Management Dept.	Quarterly	Holds discussions regarding risk management policies and procedures and risk profile of group companies

Table 8 Outline of Committees in UFJ Holdings (Continued)

Committee	Chairperson	Members	Depts. in charge	Frequency	Purpose
Follow-Up Meeting for the Plan to Revitalize Management	President & CEO	(HD) President & CEO, executive officers, general manager and assistant general maneger of Group Planning Dept., (UFJ Bank) President & CEO, exective officer and general manager in charge of corporate planning (UFJ Trust) President, exective officer and general manager in charge of corporate planning external specialists	Group Planning Dept.	Monthly	Follows up progress in the Plan to Revitalize Management
Group Management Meeting	President & CEO	(HD) President & CEO, executive officers, general manager and assistant general maneger in charge of Group Planning Dept., (UFJ Bank) exective officer and general manager in charge of corporate planning (UFJ Trust) President, exective officer and general manager in charge of corporate planning external specialists	Group Planning Dept.	Monthly	Holds discussions and share information regarding group issues
Advisory Committee	external director	external directors, external corporate auditors, external specialists (Observer) President & CEO, other exective officers	Group Planning Dept.	Biannualy	Advises on group management

Table 10 Loans and Bills Discounted
(Combined non-consolidated figures of UFJ Bank, UFJSP and UFJ Trust)

(Balance) (Billions of Yen)

		3/2004 Actual (A)	3/2005 Plan (B)	3/2005 Actual (C)	3/2006 Plan (D)
Domestic Loans	including impact loans	40,239.2	37,726.1	35,105.7	34,875.6
	excluding impact loans	39,677.7	37,164.6	34,783.8	34,553.7
Loans to small- & mid-sized companies *(Note 1)*	including impact loans	14,036.3	13,253.9	12,527.2	11,562.5
	excluding impact loans	13,929.6	13,147.2	12,470.9	11,506.2
Loans guaranteed by credit guarantee associations		997.1	997.1	779.8	779.8
Loans to individuals (excluding loans to provide funds to run business)		9,214.4	9,630.9	9,454.4	10,168.4
Housing loans		7,463.1	8,161.4	7,904.1	8,820.9
Others		16,988.4	14,829.7	13,124.0	13,144.6
Overseas loans		1,812.3	1,809.3	1,752.3	1,699.5
Total		42,051.5	39,535.4	36,858.0	36,575.1

(Amount of change, actual figures after adjustment items in the table below)

(Billions of Yen)

		Fiscal Year 3/2005 Plan (B-A+E)	Fiscal Year 3/2005 Actual (C-A+F)	Fiscal Year 3/2006 Plan (D-C+G)
Domestic Loans	including impact loans	(353.4)	(901.5)	922.8
	excluding impact loans	(353.4)	(700.5)	922.8
Loans to small- & mid-sized companies *(Note 1)*	including impact loans	10.0	277.0	10.0
	excluding impact loans	10.0	328.6	10.0

Note:

1 Loans to small- & mid-sized companies are those with capital of Yen 300 million or under (Yen 100 million for wholesalers, Yen 50 million for retailers, restaurants, service businesses), or those with 300 employees or less (100 employees for wholesalers and service businesses, 50 employees for retailers, restaurants) [Includes loans for business purposes to individuals, excludes loans to consolidated subsidiaries and affiliates accounted for under equity method]

(Adjustment items <for the figures excluding impact loans>)

(Billions of yen)

	Fiscal Year 3/2005 Plan (E)	Loans to small & mid-sized companies	Fiscal Year 3/2005 Actual (F)	Loans to small & mid-sized companies	Fiscal Year 3/2006 Plan (G)	Loans to small & mid-sized companies
Disposal of problem loans			2,658.0	1,335.3		
Loans written-off *(Note 1)*			11.4	9.2		
Partial direct written off *(Note 2)*			378.3	246.1		
Loss on sales of assets to RCC *(Note 3)*			17.2	15.2		
Bulk sales, etc			898.7	335.8		
Others *(Note 4)*			1,352.4	729.0		
Loans securitized / sold *(Note 5)*			391.1	(86.3)		
Privately placed bonds, etc *(Note 6)*			1,125.7	519.7		
Subsidiaries, etc *(Note 7)*			18.6	18.6		
Total	2,159.7	792.4	4,193.4	1,787.3	1,152.9	974.7

Notes:

1 Direct write-offs non-taxable

2 Partial direct write-offs implemented during the fiscal year

3 Amount of loans sold to The Resolution and Collection Corp. (RCC), as defined under Article 53 pertaining to the Law Concerning Emergency Measures for the Reconstruction of the Function of the Financial System

4 Amount decreased through other disposal of loans

5 Mainly securitization of normal loans

6 Substantial loans, including subscription of privately placed bonds

7 Loans to small-sized companies of those to the consolidated subsidiaries and affiliates accounted for under the equity method

Table 13 Loan Classification under the Financial Reconstruction Law (Non-consolidated/Consolidated)

Banking account (Billions of Yen)

	3/2004		3/2005	
	(Non-consol.)*	(Consol.)	(Non-consol.)*	(Consol.)
Bankrupt and quasi-bankrupt	295.1	366.6	174.0	239.0
Doubtful	1,473.9	1,522.5	672.8	695.4
Sub-standard	2,138.1	2,294.5	851.6	1,013.6
Sub total	3,907.1	4,183.7	1,698.5	1,948.1
Normal**	41,757.8	41,811.7	39,387.4	39,433.2
Total	45,664.9	45,995.5	41,086.0	41,381.3

Trust account (Billions of Yen)

	3/2004		3/2005	
	(Non-consol.)*	(Consol.)	(Non-consol.)*	(Consol.)
Bankrupt and quasi-bankrupt	9.3	9.3	1.7	1.7
Doubtful	9.7	9.7	4.4	4.4
Sub-standard	23.1	23.1	11.5	12.5
Sub total	42.1	42.1	17.7	18.6
Normal	705.5	705.5	528.2	527.3
Total	747.7	747.7	546.0	546.0

Reserves (Billions of Yen)

	3/2004		3/2005	
	(Non-consol.)*	(Consol.)	(Non-consol.)*	(Consol.)
General reserve	1,270.2	1,319.7	971.7	1,039.4
Specific reserve	723.3	798.5	379.1	432.9
Specific reserve for loans to refinancing countries	2.5	1.9	1.6	0.4
Total loan loss reserve	1,996.0	2,120.2	1,352.6	1,472.8
Reserve for contingent liabilities related to loans sold	-	-	-	-
Reserve for supporting specific borrowers	5.0	5.0	-	-
Sub total	2,001.1	2,125.3	1,352.6	1,472.8
Special reserve for Loan Trust	4.8	4.8	3.4	3.4
Reserve for possible impairment of principal	-	-	-	-
Sub total	4.8	4.8	3.4	3.4
Total	2,005.9	2,130.1	1,356.0	1,476.3

Notes:

** Non-consolidated figures are simple aggregate of UFJ Bank, UFJSP and UFJ Trust.*

*** Same figures are applied in both non-consolidated and consolidated for normal loans outstanding of UFJ Bank because the consolidated firgures were not calculated.*

Table 14 Risk Monitored Loans (Non-consolidated/Consolidated)

Banking account (Billions of Yen)

	3/2004		3/2005	
	(Non-consol.)*	(Consol.)	(Non-consol.)*	(Consol.)
Loans to bankrupt/quasi-bankrupt borrowers (A)	69.3	84.1	27.3	35.7
Other delinquent loans (B)	1,610.5	1,704.3	770.5	841.7
Loans past due 3 months or more (C)	87.0	88.5	51.2	52.2
Restructured loans (D)	2,051.0	2,206.0	800.4	961.4
Loans with concessionary reduction of interest	39.5	39.5	7.7	7.7
Loans with concessionary rescheduling of interest payment	1.3	1.3	0.9	0.9
Loans with concessionary support to borrowers	661.6	661.6	430.9	430.9
Loans with concessionary rescheduling of principal repayment	1,339.9	1,339.9	360.7	360.7
Others	8.4	163.3	-	161.0
Total (E) = (A) + (B) + (C) + (D)	3,818.0	4,083.0	1,649.5	1,891.1
Partial direct write-offs	(1,327.5)	(1,497.0)	(1,063.2)	(1,204.1)
Ratio : (E) / total loans	9.2%	9.6%	4.5%	5.0%

Trust account (Billions of Yen)

	3/2004		3/2005	
	(Non-consol.)*	(Consol.)	(Non-consol.)*	(Consol.)
Loans to bankrupt/quasi-bankrupt borrowers (A)	5.5	5.5	-	-
Other delinquent loans (B)	13.9	13.9	6.8	6.8
Loans past due 3 months or more (C)	1.7	1.7	0.8	0.8
Restructured loans (D)	20.8	20.8	10.0	10.9
Loans with concessionary reduction of interest	1.7	1.7	1.6	1.6
Loans with concessionary rescheduling of interest payment	0.1	0.1	-	-
Loans with concessionary support to borrowers	-	-	1.3	1.3
Loans with concessionary rescheduling of principal repayment	19.0	19.0	6.9	7.9
Others	-	-	-	-
Total (E) = (A) + (B) + (C) + (D)	42.1	42.1	17.7	18.6
Partial direct write-offs				
Ratio : (E) / total loans	5.6%	5.6%	3.2%	3.4%

Note:

**Non-consolidated figures are simple aggregate of UFJ Bank, UFJSP and UFJ Trust.*

Table 15 Credit Related Expenses

(Combined non-consolidated figures of UFJ Bank, UFJSP and UFJ Trust)

(Billions of Yen)

	FY 3/2004 Actual	FY 3/2005 Actual	6 Mths 9/2005 Plan
Credit costs (A)	1,089.0	1,143.3	
Banking account	1,072.0	1,134.5	
Net transfer to specific reserve	562.7	117.1	
Loans written-off and others (C)	505.9	1,018.2	
Loans written-off	390.9	527.4	
Loss on sales of loans to CCPC	0.0	-	
Loss on sales of assets to RCC *(Note 1)*	23.1	5.4	
Loss on sales of other loans	38.7	127.6	
Loss on supporting specific customers	52.9	357.6	
Transfer to reserve for contingent liabilities related to loans sold	(0.2)	-	
Transfer to reserve for possible losses on support of specific borrowers	5.0	(0.0)	
Transfer to specific reserve for loans to refinancing countries	(1.4)	(0.8)	
Trust account	16.9	8.8	
Loans written-off and others (D)	16.9	8.8	
Loans written-off	10.8	9.5	
Loss on sales of loans to CCPC	4.3	-	
Loss on sales of assets to RCC *(Note 1)*	-	-	
Loss on sales of other loans	1.7	(0.6)	
Net transfer to general reserve (B)	276.3	(298.4)	
Total (A) + (B)	1,365.3	844.9	(55.0)
<For reference>			
Direct write-offs through reversal of loan loss reserve (E)	356.7	510.1	
Gross direct write-offs (C) + (D) + (E)	879.6	1,537.2	

Notes. 1 Loss amount of loans sold to The Resolution and Collection Corp. (RCC), as defined under Article 53 pertaining to the Law Concerning Emergency Measures for the Reconstruction of the Function of the Financial System

(Consolidated)

(Billions of yen)

	FY 3/2004 Actual	FY 3/2005 Actual	6 Mths 9/2005 Plan
Credit costs (A)	1,150.9	1,198.3	
Banking account	1,134.0	1,189.5	
Net transfer to specific reserve	559.6	104.8	
Loans written-off and others (C)	570.9	1,086.3	
Loans written-off	426.3	554.7	
Loss on sales of loans to CCPC	0.4	-	
Loss on sales of assets to RCC *(Note 1)*	23.1	5.4	
Loss on sales of other loans	68.0	168.4	
Loss on supporting specific customers	52.9	357.6	
Transfer to reserve for contingent liabilities related to loans sold	(0.2)	-	
Transfer to reserve for possible losses on support of specific borrowers	5.0	(0.0)	
Transfer to specific reserve for loans to refinancing countries	(1.2)	(1.6)	
Trust account	16.9	8.8	
Loans written-off and others (D)	16.9	8.8	
Loans written-off	10.8	9.5	
Loss on sales of loans to CCPC	4.3	-	
Loss on sales of assets to RCC *(Note 1)*	-	-	
Loss on sales of other loans	1.7	(0.6)	
Net transfer to general reserve (B)	280.0	(274.9)	
Total (A) + (B)	1,431.0	923.4	
<For reference>			
Direct write-offs through reversal of loan loss reserve (E)	396.9	528.2	
Gross direct write-offs (C) + (D) + (E)	984.7	1,623.3	

Note: 1 Loss amount of loans sold to The Resolution and Collection Corp. (RCC), as defined under Article 53 pertaining to the Law Concerning Emergency Measures for the Reconstruction of the Function of the Financial System

Table 17 Bankruptcies during the Interim Period Ended March 31, 2005
(Combined non-consolidated figures of UFJ Bank, UFJSP and UFJ Trust)

	Internal credit rating as of one year prior to bankruptcy *(Note 4)*		Internal credit rating as of half year prior to bankruptcy *(Note 5)*	
	Number of Bankruptcies	Amount *(Note 2)* (Billions of Yen)	Number of Bankruptcies	Amount *(Note 2)* (Billions of Yen)
<1>	-	-	-	-
<2>	-	-	-	-
<3>	-	-	-	-
<4>	3	2.5	1	1.2
<5>	5	8.3	4	6.3
<6>	10	7.4	9	5.6
<7>	12	1.5	9	2.2
<8>	38	13.9	37	7.8
<9>	30	8.0	30	9.4
<10>	2	11.7	21	21.4
No rating *(Note 3)*	28	2.3	17	1.5
Total	128	55.5	128	55.5

Notes:
1. Excluding cases less than 50 million yen in amount.
2. Amounts are based on loan balances.
3. Including (1) individuals and (2) companies to which the internal credit rating criteria do not apply
4. Bankruptcy in the first half of FY 2004: credit rating as of Sep. 30, 2003
Bankruptcy in the second half of FY 2004: credit rating as of Mar. 31, 2004
5. Bankruptcy in the first half of FY 2004: credit rating as of Mar. 31, 2004
Bankruptcy in the second half of FY 2004: credit rating as of Sep. 30, 2004

<For reference>
Loan Classification under the Financial Reconstruction Law
(Billions of Yen)

	3/2005 Actual
Bankrupt and quasi-bankrupt	175.7
Doubtful	677.3
Sub-standard	863.2
Normal	39,915.7
Total	41,632.0

Table 18 Unrealized Gains and Losses on Securities
(Combined non-consolidated figures of UFJ Bank, UFJSP, UFJEI, UFJ Trust and UFJTE)

(Securities) (Billions of Yen)

	March 31, 2005			
	Outstanding Bal.(Book Value)*	Unrealized Gain/Loss		
		Net	Gain	Loss
Held-to-Maturity Securities				
Securities *(Note 1)*	-	-	-	-
Bonds	-	-	-	-
Stock	-	-	-	-
Others	-	-	-	-
Money Held in Trust	-	-	-	-
Securities Issued by Subsidiaries and Affiliates				
Securities *(Note 1)*	139.8	39.3	43.6	4.2
Bonds	-	-	-	-
Stock	137.3	38.9	43.1	4.2
Others	2.5	0.4	0.4	-
Money Held in Trust	-	-	-	-
Available-for-Sale Securities				
Securities *(Note 1)*	18,015.3	331.2	500.0	168.8
Bonds	13,779.9	(24.9)	27.0	51.9
Stock	1,872.2	389.0	437.4	48.4
Others	2,363.2	(32.8)	35.5	68.4
Money Held in Trust	4.9	0.0	0.0	-

* *Available-for-sale securities are marked to market. Book Value equals to market value.*

(Others) (Billions of Yen)

	Book Value	Market Value	Unrealized Gain/Loss		
			Net	Gain	Loss
Commercial-use premises *(Note 2)*	263.6	169.3	(94.3)	-	-
Other premises	-	-	-	-	-
Other assets *(Note 3)*	-	-	-	-	-

Notes:

1. *Because only the securities and the equivalent with market value are included in this table, balances here do not configurate with those in the relevant balance sheet.*
2. *Revaluation of the premises was conducted in accordance with the Law regarding Land Revaluation. Book Value is the price after the revaluation and Market Value is the current price as of 3/2005. The difference of those is shown in Unrealized Gain/Loss.*
3. *Derivatives transactions are not included in the table as they are either marked to market with realized gain/loss or applied hedge accounting. Gains/losses of contingent liabilities such as debt guarantee are not calculated.*

Table 18 Unrealized Gains and Losses on Securities (Consolidated)

(Securities) (Billions of Yen)

	March 31, 2005			
	Outstanding Bal.(Book Value)*	Unrealized Gain/Loss		
		Net	Gain	Loss
Held-to-Maturity Securities				
Securities *(Note 1)*	22.0	0.1	0.2	0.0
Bonds	-	-	-	-
Stock	-	-	-	-
Others	22.0	0.1	0.2	0.0
Money Held in Trust	-	-	-	-
Securities Issued by Subsidiaries and Affiliates				
Securities *(Note 1)*	57.4	68.5	70.0	1.4
Bonds	-	-	-	-
Stock	53.0	70.0	70.0	-
Others	4.4	(1.4)	-	1.4
Money Held in Trust	-	-	-	-
Available-for-Sale Securities				
Securities *(Note 1)*	18,567.6	398.9	574.8	175.9
Bonds	13,970.8	(22.8)	29.4	52.3
Stock	1,921.9	454.3	507.4	53.0
Others	2,674.8	(32.4)	38.0	70.5
Money Held in Trust	4.9	0.0	0.0	-

(Others) (Billions of Yen)

	Book Value	Market Value	Unrealized Gain/Loss		
			Net	Gain	Loss
Commercial-use premises *(Note 2)*	290.7	207.4	(83.2)	-	-
Other premises	-	-	-	-	-
Other assets *(Note 3)*	-	-	-	-	-

Notes: Same as those of previous table

Table 19 Off Balance Sheet Transactions (UFJ Holdings, Consolidated)

(Billions of Yen)

	Contract Amount/ Notional Principal Amount		Credit Risk Equivalent Amount	
	3/2004	3/2005	3/2004	3/2005
Financial futures	218,441.5	94,312.7	-	-
Interest rate swaps	152,663.5	160,925.8	2,392.6	2,279.1
Currency swaps	6,359.4	6,889.2	402.8	466.6
Foreign exchange futures	10,171.5	8,639.3	244.1	149.4
Interest rate options bought	15,049.5	21,145.8	134.2	158.3
Currency options bought	4,002.6	5,158.8	235.2	331.9
Other derivative instruments	26,681.3	30,905.3	82.1	155.4
Effect of netting	-	-	(1,794.0)	(1,516.3)
Total	433,369.7	327,977.3	1,697.2	2,024.5

**Based on the BIS standard*

In addition, transactions on exchange and contracts within 2 weeks are included

Table 20 Credit Composition (as of March 31, 2005)
(Combined figures of UFJ Bank, UFJSP and UFJ Trust)

(Billions of Yen)

	Counterparties rates at equivalent to BBB/Baa or higher	Counterparties rates at equivalent to BB/Ba or lower	Others	Total
Credit risk exposure equivalent	1,061.2	437.0	29.8	1,528.1
Credit cost	0.3	3.1	0.6	4.1
Credit risk amount	1.8	7.1	1.2	10.0

--Credit risk exposure equivalent are calculated by current-method based on the BIS standards.

--Foreign currency transactions are converted by the effective exchange rate as of March 31,2005.

--Foreign exchange futures within two weeks are excluded.

--Our internal credit rating consists of 16 ratings and 3 or above in the internal credit rating are equivalent of BBB/Baa or above, and 4 or below are equivalent of BB/Ba or below.

--Others include contracts with individuals and credit exposure equivalent to the companies with no rating.